UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMPYREAN HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

______________
(CUSIP Number)

James B. Parsons Parsons/Burnett/Bjordahl, LLP 1850 Skyline Tower 10900 NE 4th Street Bellevue, WA 98004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1a	NAMES OF REPORTING PERSONS: TERRI A. HOURIGAN 2003 REVOCABLE TRUST DATED MAY 23, 2003

1b	NAMES OF REPORTING PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	IN

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		10,200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		NONE

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,200,000

WITH	10	SHARED DISPOSITIVE POWER:

		NONE

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	10,200,000 shares of common stock[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐ (See Item 6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

45.9% of common stock[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Common Stock, par value $0.001 per share, of Empyrean Holdings, Inc., a Nevada corporation (“Empyrean”). The principal executive offices of Empyrean are located at 11200 Westheimer Rd., Suite 900, Houston, TX 77042.

Item 2. Identity and Background.

(a)  The name of the individual filing this statement is The Terri A. Hourigan 2003 Revocable Trust dated May 23, 2003 (the “Trust”).

(b)  The address of the Trust is Terri A. Hourigan, Trustee, 617 S. Cove Drive, #5, Cedar City, UT 84720

(c)  N/A

(d)  Neither the Trustor or Trustee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)  During the last five years neither the Trust, the Trustor or the Trustee was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Trustor is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Trust purchased 5,200,000 shares of Empyrean under a Private Placement, which was exempt from Registration and has been filed with the SEC.  The Trust was issued 5,000,000 restricted shares of stock pursuant to a Purchase and Sale Agreement.

Item 4. Purpose of Transaction.

Shares subject to this Schedule 13D were acquired by the Trust pursuant the terms of a Purchase and Sale Agreement between the Company and the Trust.

There are no plans or proposals which the reporting persons may have which relate to or would result in

(a)   The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization of dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quote3d in an inter-dealer quotation system of a registered national securities association;

9i0 A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Registrant’s common stock identified pursuant to Item 1 beneficially owned by each person named in Item 2 is 10,200,000.

(b) The Trustee identified in Item 2 has power to dispose or to direct the disposition of all shares identified in paragraph (a) herein.

(c) To the knowledge of the reporting persons, no transactions in the class of securities reported on were effected during the past sixty days by the persons identified in paragraph (1) herein.

(d) Other than those individuals identified in Item 2 above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company has the option of re-acquiring 5,000,000 of the securities owned by the Trust within 6 months of issuance for consideration of $50,000, pursuant to the terms of the Purchase and Sale Agreement..

Item 7. Materials to be Filed as Exhibits.

Incorporated herein by reference is the Purchase and Sale Agreement, and the Option Agreement between the Company and the Trust, as filed as exhibits to the Company’s Current Report on Form 8K with the SEC on July 10, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Terri A. Hourigan, Trustee	9/2/09
Terri A. Hourigan, Trustee	Date